Exhibit 99.1

XTREME SOLUTION PTE. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Xtreme Solution Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Xtreme Solution Pte. Ltd. (the “Company”) as of March 31, 2026 and 2025, the related statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-years ended March 31, 2026 and 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the two-years ended March 31, 2026 and 2025, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there were no critical audit matters.

/s/ CT International LLP

San Francisco, California

October 2, 2026

XTREME SOLUTION PTE. LTD.
STATEMENTS OF FINANCIAL POSITION

		As of March 31,		As of April 1,
	Note	2026	2025	2024
		SGD	SGD	SGD
Current assets:
Cash	4	137,632	195,162	483,011
Trade receivables	5	-	241,919	165,110
Other receivables	6	93,251	27,534	35,152
Amount due from a director	7	613,245	94,694	254,930
Inventories	8	1,010,180	1,255,412	1,254,122
Total current assets		1,854,308	1,814,721	2,192,325

Non-current assets:
Property and equipment, net	9	1,800,000	1,586,478	1,614,397
Financial asset	10	131,244	-	-
Total non-current assets		1,931,244	1,586,478	1,614,397
Total assets		3,785,552	3,401,199	3,806,722

Current liabilities:
Trade and other payables	11	609,925	545,141	423,929
Bank loans, current	12	298,920	670,782	469,154
Provision for taxation		141,906	118,707	30,503
Total current liabilities		1,050,751	1,334,630	923,586

Non-current liabilities:
Bank loans, non-current	12	1,978,508	1,838,722	1,995,938
Deferred tax liabilities	19	40,736	-	-
Total non-current liabilities		2,019,244	1,838,722	1,995,938
Total liabilities		3,069,995	3,173,352	2,919,524

Equity:
Share capital	13	70,000	70,000	70,000
Revaluation surplus	9	198,885	-	-
Retained profit		446,672	157,847	817,198
Total equity		715,557	227,847	887,198
Total liabilities and equity		3,785,552	3,401,199	3,806,722

See accompanying notes to financial statements.

XTREME SOLUTION PTE. LTD.

STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year ended March 31,
	Note	2026	2025
		SGD	SGD
Revenue	15	5,829,900	6,439,364
Cost of revenue		(5,068,044)	(5,352,000)
Gross profit		761,856	1,087,364

Other income	16	4,081	21,199
Employee compensation	17	(138,347)	(168,065)
Depreciation expenses	9	(26,099)	(27,919)
Interest expenses	18	(121,884)	(109,675)
Other operating expenses		(144,593)	(161,086)
Profit before tax		335,014	641,818
Income tax expenses	19	(46,189)	(101,169)
Profit for the year		288,825	540,649
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Revaluation of property	9	239,621	-
Tax on revaluation of property	19	(40,736)	-
Other comprehensive income for the year, net of tax		198,885	-
Total comprehensive income for the year		487,710	540,649

See accompanying notes to financial statements.

XTREME SOLUTION PTE. LTD.

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Retained profit	Revaluation surplus	Total equity
	SGD	SGD	SGD	SGD

Balance at April 1, 2024	70,000	817,198	-	887,198
Profit for the year	-	540,649	-	540,649
Total comprehensive income for the year	-	540,649	-	540,649
Dividends (Note 14)	-	(1,200,000)	-	(1,200,000)
Balance as at March 31, 2025	70,000	157,847	-	227,847

Profit for the year	-	288,825	-	288,825
Other comprehensive income	-	-	198,885	198,885
Total comprehensive income	-	288,825	198,885	487,710
Balance as at March 31, 2026	70,000	446,672	198,885	715,557

See accompanying notes to financial statements.

XTREME SOLUTION PTE. LTD.

STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2026	2025
	SGD	SGD
Cash flows from operating activities
Profit before tax	335,014	641,818
Adjustments for:
Depreciation of property and equipment (Note 9)	26,099	27,919
Interest expenses	121,884	109,675
	482,997	779,412
Changes in operating assets and liabilities:
Trade receivables	241,919	(76,809)
Other receivables	(65,717)	7,618
Inventories	245,232	(1,290)
Trade and other payables	64,784	121,212
Cash provided by operations	969,215	830,143
Interest paid	(121,884)	(109,675)
Income tax paid	(22,990)	(12,965)
Net cash provided by operating activities	824,341	707,503

Investing activities
Financial asset	(131,244)	-
(Repayment)/ Advances to/from a director	(518,551)	160,236
Net cash (used in)/provided by investing activities	(649,795)	160,236

Financing activities
Proceeds from bank loans	243,758	555,000
Repayment of bank loans	(475,834)	(510,588)
Dividends paid to shareholder	-	(1,200,000)
Net cash used in financing activities	(232,076)	(1,155,588)

Net decrease in cash	(57,530)	(287,849)
Cash balances at beginning of year	195,162	483,011
Cash balances at end of year (Note 4)	137,632	195,162

See accompanying notes to financial statements.

XTREME SOLUTION PTE. LTD.

NOTES TO FINANCIAL STATEMENTS

These financial statements were authorized for issue by the Board of Directors on October 2, 2026.

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Xtreme Solution Pte. Ltd. (the “Company”) (UEN: 201110110M) is a private company limited by shares, incorporated in Singapore on April 28, 2011 and domiciled in Singapore. The Company’s registered office is located at 1 Rochor Canal Road, #02-21, Sim Lim Square, Singapore 188504.

The Company is principally engaged in the wholesale distribution of information technology products, computer hardware, peripherals, software and related technology products. The Company also engages in the retail sale of computer hardware, peripheral equipment and computer software.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

These financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All IFRSs issued by the IASB, effective at the time of preparing these financial statements have been applied. These are the Company’s first financial statements prepared in accordance with IFRS, and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied, with April 1, 2024 as the date of transition. The effect of the transition is explained in Note 23.

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to discharge its liabilities including the outstanding bank loans as disclosed in Note 12.

The Company has recognised a net profit for the year SGD288,825 for the year ended March 31, 2026 and, as at that date, current assets exceed current liabilities by SGD803,557. However, the Company had cash of SGD137,632 as at March 31, 2026.

The Company’s ability to continue as a going concern is dependent, among other factors, on its ability to generate sufficient operating cash flows to meet its obligations as they fall due and to maintain adequate liquidity to support its ongoing operations. Management has assessed the Company’s ability to continue as a going concern, taking into consideration its expected operating cash flows, available financial resources, and expected business activities.

Based on management’s assessment, management believes that the Company has adequate resources to continue its operations and meet its obligations as they fall due for at least twelve months from the date of issuance of these financial statements. Accordingly, the financial statements have been prepared on a going-concern basis.

The Company prepared the financial statements that comply with IFRS applicable as of March 31, 2026 together with the comparative period data for the years ended March 31, 2025, as described in the summary of significant accounting policies.

2.2	Basis of measurement

These financial statements have been prepared on a historical cost basis except as otherwise indicated in the accounting policies.

2.3	Functional and presentation currency

These financial statements are presented in Singapore dollars (“SGD” or “S$” or “$”), which is the Company’s functional currency.

2.4	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

●	Note 3.4 – Expected credit losses for the non-derivative financial assets

●	Note 3.5 – Measurement of fair value for property;

●	Note 3.6 – Inventory allowance and net realizable value;

●	Note 3.12 – Recognition of deferred tax;

The carrying amounts at March 31, 2026 of the items subject to these estimates and judgements were: property of SGD1,800,000, measured at fair value using Level 3 inputs (Note 9); inventories of SGD1,010,180 (Note 8); and a deferred tax liability of SGD40,736 (Note 19).

Measurement of fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information, such as broker quotes or pricing services, is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).

The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting year during which the change has occurred.

2.5	Changes in accounting policy

During the year ended March 31, 2026, the Company changed its accounting policy for property from the cost model to the revaluation model in accordance with IAS 16, Property, Plant and Equipment. Management believes that the revaluation model provides more relevant and reliable information regarding the fair value of the Company’s property. Following the change, such assets are carried at revalued amounts based on valuations performed by independent qualified valuers. The revaluation surplus arising from the remeasurement was recognized in other comprehensive income and accumulated in equity under the revaluation reserve.

As required by IAS 8, the initial application of the revaluation model has been accounted for as a revaluation in accordance with IAS 16 at March 31, 2026, and not retrospectively. Comparative amounts are therefore presented under the cost model.

3	SIGNIFICANT ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all years presented in these financial statements, except for the change to the revaluation model for property described in Note 2.5.

3.1	New standards, amendments to existing standards and annual improvements

(a)	New and amended IFRS Accounting Standards that are effective

The IASB has issued the following amendments to IFRSs that are first effective for the year ended March 31, 2026 of the Company:

●	Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability

(b)	New and revised IFRS Accounting Standards in issue but not yet effective

●	Classification and Measurement of Financial Instruments-Amendments to IFRS 9 and IFRS 7

●	Contracts referencing Nature-dependent Electricity-Amendments to IFRS 9 and IFRS 7

●	Annual Improvements to IFRS Accounting Standards-Volume 11

●	IFRS 18 Presentation and Disclosure in Financial Statements

●	IFRS 19 Subsidiaries without Public Accountability: Disclosures

None of these developments have had a material effect on how the Company’s results and financial position for the current or prior periods have been prepared or presented. The Company has not applied any new standard or interpretation that is not yet effective for the current accounting period as set out in Note 3.1 (b).

IFRS 18 will replace IAS 1 for the Company’s financial year ending March 31, 2028. It introduces defined subtotals in the statement of profit or loss, new disclosures of management-defined performance measures and changes to the grouping of information. The Company is assessing the impact of IFRS 18 on the presentation of its financial statements.

3.2	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated into Singapore dollars (“SGD”), being the Company’s functional and presentation currency, at the exchange rates prevailing on the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies, including trade receivables, trade payables and bank balances, are translated into SGD at the exchange rates prevailing at the reporting date.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the transactions.

Exchange differences arising from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are recognized in profit or loss in the period in which they arise.

3.3	Financial instruments

i)	Recognition and initial measurement

Trade receivables and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)	Classification and subsequent measurement

a)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”), which means the gains or losses resulting from assets measured at fair value due to changes in fair value-measured amounts, FVOCI - debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting year following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Company’s management;

●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

●	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

●	the frequency, volume and timing of sales of financial assets in prior years, the reasons for such sales and expectations about future sales activity.

Transfer of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held-for-trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

●	prepayment and extension features; and

●	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

b)	Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Directly attributable transaction costs are recognized in profit or loss as incurred.

Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. These financial liabilities comprised loans and borrowings and trade and other payables.

iii)	Derecognition

a)	Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Where the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

b)	Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv)	Share capital

Shares are classified as equity. Incremental costs directly attributable to the issue of shares are recognized as a deduction from equity, net of any tax effects.

Dividends on ordinary shares are recognized in equity in the period in which they are declared.

3.4	Expected credit losses for the non-derivative financial assets

i)	Non-derivative financial assets

The Company recognizes allowances for expected credit loss on non-derivative financial assets measured at amortized cost.

Allowances are measured on either of the following bases:

●	12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or

●	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.

Simplified approach

The Company applies the simplified approach to provide for ECLs for all non-derivative financial assets. The simplified approach requires the allowances to be measured at an amount equal to lifetime ECLs.

Measurement of ECLs

ECLs are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to the Company in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the non-derivative financial asset.

Credit-impaired non-derivative financial assets

At each reporting date, the Company assesses whether non-derivative financial assets carried at amortized cost and debt investments at FVOCI are ‘credit-impaired’. A non-derivative financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the non-derivative financial asset have occurred.

Evidence that a non-derivative financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract such as a default or being more than 90 days past due;

●	the restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;

●	it is probable that the borrower will enter bankruptcy or another financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECLs in the statement of financial position

Allowances for non-derivative financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a non-derivative financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, non-derivative financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

ii)	Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or Cash generated units (CGUs) first.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss.

For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.5	Property and equipment

(i)	Recognition and measurement

Property and equipment are initially measured at cost.

Property is subsequently measured using the revaluation model and is carried at its revalued amount, being its fair value at the date of revaluation, less subsequent accumulated depreciation and accumulated impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from its fair value at the reporting date.

Any increase in the carrying amount arising from a revaluation of property is recognized in other comprehensive income and accumulated in equity under the heading of revaluation surplus, except to the extent that it reverses a revaluation decrease previously recognized in profit or loss, in which case the increase is recognized in profit or loss. Any decrease arising from a revaluation is recognized in profit or loss, except to the extent that it reverses a previous revaluation surplus relating to the same asset, in which case it is recognized in other comprehensive income and reduces the revaluation surplus.

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. Cost also includes:

●	any other costs directly attributable to bringing the assets to a working condition for their intended use; and

●	when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The gain or loss on disposal of an item of property and equipment is recognized in profit or loss and presented within other income or other expenses.

ii)	Subsequent costs

The cost of replacing a component of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred and presented within cost of revenue and general and administrative expenses.

iii)	Depreciation

Depreciation is recognized so as to write off the depreciable amount of property and equipment, being the cost or revalued amount less residual values, over their estimated useful lives, using the straight-line method.

Depreciation on revalued property is recognized in profit or loss. The depreciation charge is based on the revalued carrying amount of the property over its remaining useful life. The portion of the revaluation surplus attributable to the difference between depreciation based on the revalued carrying amount and depreciation based on the property’s original cost may be transferred directly from revaluation surplus to retained earnings. Such transfer is recognized directly in equity and is not made through profit or loss.

The estimated useful lives for the current and comparative years are as follows:

Property - remaining useful lives	64 years
Signage	3 years
Office equipment	3 years
Renovation	3 years
Furniture and equipment	3 years
Computer	3 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

3.6	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method and comprises purchase cost and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Allowances are made for slow-moving, obsolete or damaged inventories based on management’s assessment of their condition and estimated net realisable value.

3.7	Employee benefits

i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the years during which related services are rendered by employees.

ii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or other plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iii)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

3.8	Revenue

The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties, including goods and services tax (“GST”).

Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies the five-step model prescribed by IFRS 15 in determining the timing and amount of revenue to be recognized. Revenue is recognized net of returns, rebates, discounts and other variable consideration, to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company generally does not adjust the promised amount of consideration for the effects of a significant financing component as the period between the transfer of goods or services and payment by the customer is typically one year or less.

Payment for credit sales is generally due within 30 days of the invoice date. The Company applies the practical expedient in IFRS 15.121 and does not disclose information about remaining performance obligations, as its contracts have an original expected duration of one year or less.

Revenue from sale of computer hardware, peripherals, software and related technology products

The Company principally generates revenue from the distribution and sale of computer hardware, peripherals, software and related technology products.

Revenue is recognized at a point in time when control of the products is transferred to the customer. The transfer of control generally occurs upon delivery of the products to the customer, collection of the products by the customer, or when the products are delivered to a location designated by the customer, depending on the contractual terms of sale.

In determining when control has transferred, the Company considers indicators including, but not limited to, the following:

●	the Company has a present right to payment for the products;

●	legal title to the products has passed to the customer;

●	physical possession of the products has been transferred to the customer;

●	the significant risks and rewards of ownership have transferred to the customer; and

●	customer acceptance has been obtained where applicable.

Revenue is recognized based on the price specified in the contract, net of trade discounts, rebates and estimated product returns.

Product returns

Certain customers are entitled to return products in accordance with contractual arrangements and the Company’s established return policies. The Company recognizes a refund liability for the amount of consideration expected to be refunded to customers and a corresponding asset representing its right to recover products expected to be returned by customers.

Expected returns are estimated based on historical experience, current market conditions and other relevant factors. Estimates relating to returns are reassessed at each reporting date and adjusted where necessary.

Where the Company concludes, based on historical experience and other relevant factors, that product returns are immaterial, no material refund liability or return asset is recognized.

3.9	Cost of revenue

Cost of revenues consists mainly of purchases, freight and handling charges, and other expenses directly attributable to the sale of goods.

3.10	Government grants

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

3.11	Finance costs

The Company’s finance costs include:

●	interest expenses

Interest expense is recognized using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

In calculating interest expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.

3.12	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the Company’s business plans. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for income tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact income tax expense in the period that such a determination is made.

3.13	Cash

Cash comprises cash at banks and cash on hand. The Company had no cash equivalents or bank overdrafts as of March 31, 2026, 2025 and April 1, 2024.

4	CASH

	As of March 31, 2026	As of March 31, 2025	As of April 1, 2024
	SGD	SGD	SGD
Cash at banks	137,432	194,962	482,811
Cash on hand	200	200	200
Cash in the statements of financial position	137,632	195,162	483,011

5	TRADE RECEIVABLES, NET

	As of March 31, 2026	As of March 31, 2025	As of April 1, 2024
	SGD	SGD	SGD
Trade receivables, gross	-	241,919	165,110
Allowance for expected credit losses	-	-	-
Trade receivables, net	-	241,919	165,110

i)	Trade receivable

Trade receivables are non-interest bearing and are generally on 30 days’ credit terms. No interest is charged on the outstanding balances.

ii)	Financial risk management

The exposure of trade receivables to credit risk is disclosed in Note 21.

6	OTHER RECEIVABLES

	As of March 31, 2026	As of March 31, 2025	As of April 1, 2024
	SGD	SGD	SGD
Deposit	19,833	22,082	26,132
Other receivables	73,418	5,452	9,020
Total other receivables	93,251	27,534	35,152

i)	Financial risk management

The exposure of other receivables to credit risk is disclosed in Note 21.

7	AMOUNT DUE FROM A DIRECTOR

The amount due from a director represents non-trade balance that is unsecured, interest-free and is repayable on demand.

8	INVENTORIES

	As of March 31, 2026	As of March 31, 2025	As of April 1, 2024
	SGD	SGD	SGD
Finished goods	1,010,180	1,255,412	1,254,122

As of March 31, 2026, 2025 and April 1, 2024, no write-downs to net realizable value were recorded.

9	PROPERTY AND EQUIPMENT, NET

	Property	Signage	Office equipment	Renovation	Furniture and equipment	Computer	Total
	SGD	SGD	SGD	SGD	SGD	SGD	SGD
Cost
Balance at March 31, 2024 and March 31, 2025	1,680,000	6,740	6,819	41,496	16,869	83,947	1,835,871
Elimination of accumulated depreciation on revaluation	(119,621)	-	-	-	-	-	(119,621)
Revaluation	239,621	-	-	-	-	-	239,621
Balance at March 31, 2026	1,800,000	6,740	6,819	41,496	16,869	83,947	1,955,871

Accumulated depreciation
Balance at March 31, 2024	(67,423)	(6,740)	(6,819)	(41,496)	(15,976)	(83,020)	(221,474)
Charge for the year	(26,099)	-	-	-	(893)	(927)	(27,919)
Balance at March 31, 2025	(93,522)	(6,740)	(6,819)	(41,496)	(16,869)	(83,947)	(249,393)
Charge for the year	(26,099)	-	-	-	-	-	(26,099)
Eliminated on revaluation	119,621	-	-	-	-	-	119,621
Balance at March 31, 2026	-	(6,740)	(6,819)	(41,496)	(16,869)	(83,947)	(155,871)

Carrying amounts
At April 1, 2024	1,612,577	-	-	-	893	927	1,614,397
At March 31, 2025	1,586,478	-	-	-	-	-	1,586,478
At March 31, 2026	1,800,000	-	-	-	-	-	1,800,000

The property is a strata-titled commercial unit of 52 square metres at 1 Rochor Canal Road, #02-20, Sim Lim Square, Singapore 188504. It is held under a 99-year lease that commenced on April 8, 1983 and expires on April 7, 2082. The Company became its registered proprietor on December 8, 2021. The property is mortgaged to United Overseas Bank Limited (Note 12).

As of March 31, 2026, the Company revalued its property from its previous carrying amount of SGD1,560,379 to its fair value of SGD1,800,000. The revaluation was performed as of March 31, 2026 and resulting revaluation increase of SGD239,621 was recognised in other comprehensive income and accumulated in equity as a revaluation surplus, net of the related deferred tax liability of SGD40,736.

Had the property been measured using the cost model, its carrying amount as of March 31, 2026 would have been SGD1,560,379 (2025: SGD1,586,478).

The movement in the property, measured at fair value using Level 3 inputs, was as follows:

2026
SGD
At April 1, 2025 (carrying amount under the cost model)	1,586,478
Depreciation for the year	(26,099)
Revaluation gain recognized in other comprehensive income	239,621
At March 31, 2026 (fair value)	1,800,000

The significant unobservable input is the price per square foot of comparable properties, adjusted for differences in location, floor area, tenure and condition. A significant increase (decrease) in the price per square foot would result in a significantly higher (lower) fair value.

The valuation of SGD1,800,000 represents approximately SGD3,216 per square foot of the unit’s strata area of 52 square metres (approximately 560 square feet).

The revaluation surplus is not available for distribution to the shareholder.

The fair value of property was determined by external, independent property valuers, having appropriate recognized professional qualifications and recent experience in the location and category of property being valued. External valuers appraise the fair value of the Company’s property portfolio every year.

The fair values are based on open market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm’s length transaction wherein the parties had each acted knowledgeably and without compulsion. In determining the fair value as at the reporting date, the external, independent valuers have adopted a valuation method of direct comparison methods. The valuation methods involve certain estimates including price per square meter. The specific risks inherent in the property is taken into consideration in arriving at the valuations.

The fair value measurement of property has been categorized as a Level 3 fair value based on the inputs to the valuation techniques used.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded SGD26,099 and SGD27,919 for the financial year of March 31, 2026 and 2025, respectively.

The reviews performed in 2026 and 2025 did not result in any changes in estimated useful life or residual value.

The movement in the revaluation surplus during the year was as follows:

SGD
Balance at March 31, 2024 and March 31, 2025	-
Revaluation surplus recognized in OCI	239,621
Deferred tax relating to revaluation	(40,736)
Balance at March 31, 2026	198,885

10	FINANCIAL ASSET

	As of March 31, 2026	As of March 31, 2025	As of April 1, 2024
	SGD	SGD	SGD
Financial asset measured at FVTPL	131,244	-	-

The Company holds a single-premium keyman life insurance policy (Prudential policy no. A1712679, issued on November 10, 2025) on its director, Mr. Soh Weilun, as the life assured. The Company is the policyowner. The policy has been legally assigned to United Overseas Bank Limited as security for a term loan (Note 12). The policies are recognized as financial assets based on their cash surrender values. The carrying amount of the policies is measured at fair value through profit or loss (“FVTPL”), with changes in fair value recognized in profit or loss.

The fair value of the keyman life insurance policies is determined based on the cash surrender value stated in the annual statement provided by the insurance company. As the valuation is based on inputs that are not observable in active markets, the policies are classified as Level 3 financial assets within the fair value hierarchy.

The carrying amount of the policy pledged as security was SGD131,244 as of March 31, 2026.

As of March 31, 2026, the carrying amounts of the keyman life insurance policies were approximately SGD131,244.

The movement in the policies, measured at fair value using Level 3 inputs, was as follows:

2026
SGD
At April 1, 2025	-
Premiums paid	131,244
Change in fair value recognized in profit or loss	-
At March 31, 2026	131,244

No fair value gain or loss was recognized in profit or loss for the year.

11	TRADE AND OTHER PAYABLES

	As of March 31, 2026	As of March 31, 2025	As of April 1, 2024
	SGD	SGD	SGD
Trade payables:
Third parties	598,950	522,860	402,972

Other payables and accrued liabilities:
Accrued payroll and pension	3,575	6,481	5,357
Accrued operating expenses	7,400	15,800	15,600
Total trade and other payables	609,925	545,141	423,929

Trade payables are non-interest bearing and are normally settled on 30 days’ credit terms.

The exposure of trade and other payables to liquidity risk is disclosed in Note 21.

12	BANK LOANS

	As of March 31, 2026	As of March 31, 2025	As of April 1, 2024
	SGD	SGD	SGD
Bank loans
Non-current	1,978,508	1,838,722	1,995,938
Current	298,920	670,782	469,154
Total bank loans	2,277,428	2,509,504	2,465,092

i)	Terms and debt repayment schedule

	Currency	Principal amount	Year of origination	Nominal interest rate % per annum	Year of maturity	As of March 31, 2026	As of March 31, 2025	As of April 1, 2024
						SGD	SGD	SGD
Guaranteed bank loan	SGD	400,000	2020	11.35%	2025	-	24,539	129,617
Guaranteed bank loan	SGD	200,000	2022	4.76%	2025	-	17,429	87,004
Guaranteed bank loan	SGD	100,000	2023	7.75%	2028	47,926	67,561	86,299
Guaranteed bank loan	SGD	200,000	2021	2.25%	2026	-	34,831	76,103
Guaranteed bank loan	SGD	1,512,000	2021	2.01%	2051	1,380,743	1,412,880	1,444,461
Guaranteed bank loan	SGD	326,000	2022	4.25%	2027	59,220	127,614	199,201
Guaranteed bank loan	SGD	200,000	2023	7.50%	2028	95,997	135,298	171,676
Guaranteed bank loan	SGD	160,000	2024	7.21%	2029	115,471	144,150	-
Guaranteed bank loan	SGD	10,000	2024	7.51%	2027	5,002	8,227	-
Guaranteed bank loan	SGD	104,000	2025	6.98%	2030	96,716	-	-
Guaranteed bank loan	SGD	38,000	2025	7.25%	2030	35,331	-	-
Term loan secured on keyman policy	SGD	101,758	2025	1.87%	2035	98,645	-	-
Guaranteed bank loan	SGD	300,000	2023	8.06%	2026	73,083	175,786	270,731
Guaranteed bank loan	SGD	180,000	2024	7.78%	2027	104,656	161,485	-
Guaranteed bank loan	SGD	205,000	2024	8.10%	2030	164,638	199,704	-
						2,277,428	2,509,504	2,465,092

The guaranteed bank loans are guaranteed by Mr. Soh Weilun the director of the Company, and one of the guaranteed bank loan of SGD1,512,000 is secured by a mortgage over the Company’s property located at 1 Rochor Canal Road, #02-20, Singapore 188504.

The weighted average effective interest rates per annum for our guaranteed bank loans were 3.74%, 3.88% and 4.03% as of March 31, 2026, 2025 and April 1, 2024, respectively.

The loans of SGD300,000, SGD180,000 and SGD205,000 from Standard Chartered Bank (Singapore) Limited were disbursed on October 19, 2023, November 15, 2024 and December 19, 2024 respectively. They bear interest at floating rates of 1.12%, 1.02% and 1.02% per annum below the bank’s Business Instalment Loan Board Rate, and are repayable in 36, 36 and 60 monthly instalments respectively. The nominal rates shown in the table above for these loans are floating rates.

The term loan of SGD101,758 from United Overseas Bank Limited was drawn to part-finance the purchase of the keyman life insurance policy (Note 10). It bears interest at 0.60% per annum above the 3-month Compounded SORA, is repayable in 120 monthly instalments and is secured by a legal assignment of the policy. Under the facility terms, the securities provided to the bank for this loan and for the Company’s other facilities with the bank, including the mortgage over the Company’s property, secure all amounts owing to the bank.

The term loan facility with United Overseas Bank Limited requires the bank’s prior written consent to any direct or indirect change of control in the shareholding or management of the Company, and contains a negative pledge over the Company’s assets in favour of other parties. No change of control had occurred as of March 31, 2026 (Note 22).

ii)	Reconciliation of liabilities arising from financing activities

A reconciliation of liabilities arising from financing activities is as follows:

Year ended March 31, 2026

	April 1, 2025	Cash flows	Non-cash changes Reclassification	March 31, 2026
	SGD	SGD	SGD	SGD
Liabilities
Bank loans
- current	670,782	(475,834)	103,972	298,920
- non-current	1,838,722	243,758	(103,972)	1,978,508
Total	2,509,504	(232,076)	-	2,277,428

Year ended March 31, 2025

	April 1, 2024	Cash flows	Non-cash changes Reclassification	March 31, 2025
	SGD	SGD	SGD	SGD
Liabilities
Bank loans
- current	469,154	(510,588)	712,216	670,782
- non-current	1,995,938	555,000	(712,216)	1,838,722
Total	2,465,092	44,412	-	2,509,504

Cash flows comprise the proceeds from and repayments of bank loans shown in the statement of cash flows. Reclassification is the principal falling due within twelve months that is transferred from non-current to current. Interest paid is presented within operating activities and is therefore not included. Net cash used in financing activities in 2025 also includes dividends paid of SGD1,200,000, which did not give rise to a liability at either reporting date. The Company had no bank overdrafts or lease liabilities.

iii)	Financial risk management

Information about the exposure of loans and borrowings to relevant financial risks (interest rate and liquidity risk) is disclosed in Note 21.

13	SHARE CAPITAL

	Number of shares	SGD
Issued and fully paid ordinary shares
At April 1, 2024, March 31, 2025 and March 31, 2026	70,000	70,000

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction. The ordinary shares have no par value.

14	DIVIDENDS

	For the year ended March 31,
	2026	2025
	SGD	SGD
(a) Declared and paid during the financial year:
Dividends on ordinary shares:
Final one-tier tax exempt dividend for the year ended March 31, 2025: SGD17.14 per share	-	1,200,000

15	REVENUE

The following table presents the Company’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended March 31,
	2026	2025
	SGD	SGD
Direct sales	4,322,658	4,308,923
Retail sales	971,308	1,220,902
E-commerce sales	535,934	909,539
	5,829,900	6,439,364

Timing of transfer of goods
At a point in time	5,829,900	6,439,364

16	OTHER INCOME

	For the year ended March 31,
	2026	2025
	SGD	SGD
Government grants	3,989	3,590
Interest income	92	609
Other operating income	-	17,000
	4,081	21,199

Interest income of SGD92 (2025: SGD609) was earned on bank balances and is included in cash flows from operating activities.

17	EMPLOYEE COMPENSATION

	For the year ended March 31,
	2026	2025
	SGD	SGD
Salaries and bonuses	119,001	125,046
Defined contribution plans	19,088	18,764
Director fee	-	24,000
Other short-term benefits	258	255
	138,347	168,065

18	INTEREST EXPENSES

	For the year ended March 31,
	2026	2025
	SGD	SGD
Interest expense on:
- bank loans	121,884	109,675

19	TAXATION

i)	Amounts recognized in profit or loss

	For the year ended March 31,
	2026	2025
	SGD	SGD
Current tax expense
Current year	46,189	99,169
Under provision in prior years	-	2,000
Income tax expenses	46,189	101,169

A reconciliation between income tax expenses and the product of accounting profit multiplied by the applicable corporate rate for the years ended March 31, 2026 and 2025 is as follows:

	For the year ended March 31,
	2026	2025
	SGD	SGD
Reconciliation between tax expenses and accounting profit at applicable tax rate
Profit before tax	335,014	641,818
Tax at the Singapore statutory rate of 17%	56,952	109,109
Non-deductible expenses	5,864	5,998
Income not subject to tax	(694)	(714)
Effect of partial tax exemption and tax rebates	(15,933)	(15,224)
Under provision in prior years	-	2,000
Income tax expenses	46,189	101,169

	As of March 31,		As of April 1,
	2026	2025	2024
	SGD	SGD	SGD
Deferred tax liability
Property and equipment	40,736	-	-

The deferred tax liability arose on the revaluation of property during the year and was recognised in other comprehensive income (2025: nil). No deferred tax was recognised in profit or loss in either year.

ii)	Amounts recognized in OCI

	As of March 31, 2026
	Before tax	Tax expense	Net of tax
	SGD	SGD	SGD
Item that will not be reclassified to profit or loss
Revaluation of property and equipment	239,621	(40,736)	198,885

20	RELATED PARTY TRANSACTIONS

Up to March 31, 2026, the Company’s controlling party was its director, Mr. Soh Weilun. The changes in control after the reporting date are described in Note 22.

The director has personally guaranteed the Company’s bank loans as described in Note 12. The director is also the life assured under the keyman life insurance policy held by the Company, which has been assigned to United Overseas Bank Limited as security for a term loan (Note 10).

i)	Transactions with key management personnel

a)	Key management personnel compensation

Compensation to Directors of the Company comprised the following:

	For the year ended March 31,
	2026	2025
	SGD	SGD
Director fee	-	24,000
Short-term employee benefits	60,000	60,000

b)	Key management personnel transactions

The aggregate value of transactions and outstanding balances related to key management personnel were as follows:

	For the year ended March 31,		As of March 31,		As of April 1,
	2026	2025	2026	2025	2024
	SGD	SGD	SGD	SGD	SGD
Loan to /Repayment (from) a director, net	518,551	(160,236)	613,245	94,694	254,930

c)	Dividend declaration

During the year ended March 31, 2025, the Company declared and paid total dividends of SGD1,200,000 to director of the Company in their capacity as shareholder.

21	FINANCIAL INSTRUMENTS

i)	Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

●	credit risk;

●	liquidity risk; and

●	market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

a)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The management establishes policies and procedures around risk identification, measurement and management; and setting and monitoring risk limits and controls, in accordance with the objectives and underlying principles in the risk management framework approved by the Board of Directors. Risk management policies and procedures are reviewed regularly to reflect changes in market conditions and the Company’s activities.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables, other receivables, amount due from a director and cash.

At the end of each reporting period, the Company’s maximum exposure to credit risk which will cause a financial loss to the Company due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the statements of financial position.

In order to minimize credit risk, the Company monitors the credit terms of its customers, which are generally 30 days (Note 5), and the recoverability of overdue balances and of the amount due from the director.

The Company’s principal concentration of credit risk relates to the amount due from a director.

The Company is also exposed to risk from other receivables and amount due from a director. These assets are subjected to credit evaluations. In assessing the credit risk associated with the amount due from a director, management considers the director’s ability and intention to repay, historical repayment records and the agreed settlement arrangements. Management has considered the expected settlement of the balance in assessing its recoverability and expected credit loss.

No loss allowance was recognized on other receivables, the amount due from a director or cash as of March 31, 2026, 2025 and April 1, 2024.

Trade receivables – ageing and expected credit losses

The Company measures loss allowances for trade receivables at an amount equal to lifetime ECLs using a provision matrix based on the age of the receivables. The Company’s credit terms are 30 days from the invoice date. The gross carrying amount of trade receivables by days past due was as follows:

	2026	2025	April 1, 2024
	SGD	SGD	SGD
Not past due	-	127,585	141,582
Past due 1 to 30 days	-	21,759	23,528
Past due 31 to 60 days	-	10,873	-
Past due 61 to 90 days	-	10,692	-
Past due more than 90 days	-	71,010	-
Gross carrying amount	-	241,919	165,110
Loss allowance	-	-	-
Trade receivables, net	-	241,919	165,110

No loss allowance was recognised on the trade receivables at March 31, 2025, and there were no trade receivables outstanding at March 31, 2026, as trade receivables were collected close to financial year ended March 31, 2026. No loss allowance was recognised at April 1, 2024 (Note 23). Trade receivables denominated in United States dollars were SGD218,981 (USD163,759) at March 31, 2025 and SGD137,152 (USD102,112) at April 1, 2024.

c)	Liquidity risk

Risk management policy

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Management monitors rolling forecasts of the Company’s cash on the basis of expected cash flows. In addition, the Company’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

The Company monitors its liquidity risk and maintains a level of cash balances deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuation in cash flows.

The following are the contractual maturities of financial liabilities considered in the context of the Company’s liquidity risk management strategy. The amounts are gross and undiscounted and include contractual interest payments.

For the years ending March 31,	2027	2028	2029	2030	Thereafter	Total	Imputed interests	Carrying amount as of March 31, 2026
	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD
Financial liabilities
Bank loans	405,048	265,271	164,379	139,166	1,782,822	2,756,686	479,258	2,277,428
Trade and other payables	609,925	-	-	-	-	609,925	-	609,925
Total contractual obligations	1,014,973	265,271	164,379	139,166	1,782,822	3,366,611	479,258	2,887,353

The carrying amounts of cash, trade and other receivables, the amount due from a director and trade and other payables approximate their fair values because of their short-term nature. The financial asset at FVTPL is measured at fair value (Level 3, Note 10).

d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risks

The Company is exposed to interest rate risk as the Company has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The Company currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of year end. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on bank loans had been 100 basis points higher/lower and all other variables were held constant, the Company’s post-tax profit for the year would decrease/increase by approximately SGD18,903 and SGD20,829 for the years ended March 31, 2026 and 2025.

Foreign exchange risk

The Company operates in Singapore with majority of the transactions settled in SGD and USD. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency.

The Company monitors its foreign currency exposures and, where appropriate, manages such exposures through its normal treasury activities.

The Company’s exposure to the United States dollar arises mainly from trade receivables, trade payables and bank balances denominated in that currency. Trade receivables denominated in United States dollars amounted to nil at March 31, 2026 (2025: SGD218,981; April 1, 2024: SGD137,152).

ii)	Capital management

The Company’s objectives in managing capital are to ensure that the Company will be able to continue as a going concern and to maintain an optimal capital structure so as to enable it to execute business plans and to maximize shareholder value. The Company defines “capital” as including all components of equity and external borrowings.

The capital management strategy translates into the need to ensure that at all times the Company has the liquidity and cash to meet its obligations as they fall due while maintaining a careful balance between equity and debt to finance its assets, day-to-day operations and future growth. Having access to flexible and cost-effective financing allows the Company to respond quickly to opportunities.

The Company’s capital structure is reviewed on an ongoing basis with adjustments made in light of changes in economic conditions, regulatory requirements and business strategies affecting the Company. The Company balances its overall capital structure by considering the costs of capital and the risks associated with each class of capital. In order to maintain or achieve an optimal capital structure, the Company may issue new shares from time to time, retire or obtain new borrowings or adjust the asset portfolio.

The Company’s capital at the reporting dates was as follows:

	2026	2025	April 1, 2024
	SGD	SGD	SGD
Total equity	715,557	227,847	887,198
Bank loans (Note 12)	2,277,428	2,509,504	2,465,092
Less: cash (Note 4)	(137,632)	(195,162)	(483,011)
Net debt	2,139,796	2,314,342	1,982,081
Total capital (total equity and net debt)	2,855,353	2,542,189	2,869,279
Net debt to total capital	74.9%	91.0%	69.1%

iii)	Categories of financial instruments

The carrying amounts of financial assets and financial liabilities by measurement category were as follows:

	2026	2025	April 1, 2024
	SGD	SGD	SGD
Financial assets
Cash	137,632	195,162	483,011
Trade receivables	-	241,919	165,110
Other receivables	93,251	27,534	35,152
Amount due from a director	613,245	94,694	254,930
Financial assets at amortized cost	844,128	559,309	938,203
Financial asset at FVTPL (Note 10)	131,244	-	-
Total financial assets	975,372	559,309	938,203
Financial liabilities
Trade and other payables	609,925	545,141	423,929
Bank loans	2,277,428	2,509,504	2,465,092
Financial liabilities at amortized cost	2,887,353	3,054,645	2,889,021

22	SUBSEQUENT EVENTS

On April 1, 2026, subsequent to the reporting date, Ren Yinan acquired 66,500 ordinary shares of the Company, representing 95.0% of the Company’s issued share capital, for total consideration of approximately SGD800,000. Following the transaction, Ren Yinan became the controlling shareholder of the Company.

On August 3, 2026, YY Group Holding Limited, a company incorporated in the British Virgin Islands and renamed YYForce Inc. (“YFOR”) with effect from September 2, 2026, acquired 66,500 ordinary shares of the Company, representing 95.0% of the Company’s issued share capital, for total consideration of approximately SGD4,500,000. Following completion of the acquisition, the Company became a subsidiary of YFOR. The transaction occurred subsequent to the reporting date and is therefore not reflected in the accompanying financial statements.

The shares are registered in the name of YY Group Holding Limited, the name of YFOR at the date of acquisition. With effect from September 2, 2026, YFOR’s Class A ordinary shares trade on the Nasdaq Capital Market under the ticker symbol “YFOR” (previously “YYGH”). The director, Mr. Soh Weilun, holds the remaining 3,500 ordinary shares (5.0%).

Following the change in control, the Company’s existing loan arrangements and related guarantees are subject to the applicable change-of-control provisions. Management has assessed the relevant contractual requirements and is in the process of obtaining the necessary confirmations and/or consents from the lenders and from the director as guarantor.

Until these consents are obtained, the lenders may be entitled to require early repayment of the bank loans, which amounted to SGD2,277,428 as of March 31, 2026 (Note 12).

In particular, the term loan facility with United Overseas Bank Limited (SGD98,645 outstanding as of March 31, 2026) requires the bank’s prior written consent to any change of control, and the bank may impose conditions, including a charge equivalent to the prepayment fee. Both the transfer of shares on April 1, 2026 and the acquisition by YFOR on August 3, 2026 are changes of control for this purpose.

Following the acquisition by YFOR, the outstanding balance due from a director will be settled in accordance with the agreed arrangements. The Company will also align its accounting policies, financial reporting practices and internal controls with those of the YFOR following the change in control.

23	FIRST-TIME ADOPTION OF IFRS ACCOUNTING STANDARDS

These financial statements for the year ended March 31, 2026 are the first the Company has prepared in accordance with IFRS Accounting Standards. The Company has applied IFRS 1 First-time Adoption of International Financial Reporting Standards, with April 1, 2024 as the date of transition. The Company’s previous statutory financial statements were not prepared under IFRS Accounting Standards.

Reconciliation of the statement of financial position and equity at the date of transition (April 1, 2024)

The reconciliation starts from the Company’s management accounts as of March 31, 2024:

	Management accounts	Reclassification	Remeasurement	IFRS
	SGD	SGD	SGD	SGD
Current assets:
Cash	483,011	-	-	483,011
Trade receivables	165,110	-	-	165,110
Other receivables (c)	27,161	7,991	-	35,152
Amount due from a director (b)	-	254,930	-	254,930
Inventories	1,254,122	-	-	1,254,122
Total current assets	1,929,404	262,921	-	2,192,325
Property and equipment, net (a)	1,681,820	-	(67,423)	1,614,397
Total assets	3,611,224	262,921	(67,423)	3,806,722
Liabilities:
Trade and other payables	423,929	-	-	423,929
Amounts due from the director and a related party (b)	(254,930)	254,930	-	-
GST receivable, net (c)	(7,991)	7,991	-	-
Provision for taxation	30,503	-	-	30,503
Bank loans, current (d)	-	469,154	-	469,154
Bank loans, non-current (d)	2,465,092	(469,154)	-	1,995,938
Total liabilities	2,656,603	262,921	-	2,919,524
Equity:
Share capital	70,000	-	-	70,000
Retained profit (a)	884,621	-	(67,423)	817,198
Total equity	954,621	-	(67,423)	887,198
Total liabilities and equity	3,611,224	262,921	(67,423)	3,806,722

(a)	Remeasurement – depreciation of property. The management accounts carried the property at its cost of SGD1,680,000 without depreciation. Under IAS 16 the property is depreciated over its useful life; the accumulated depreciation of SGD67,423 at the date of transition was recognized against retained profit.

(b)	Reclassification – amounts due from the director and a related party. The management accounts presented debit balances with the director (SGD226,076) and a related party (SGD28,854) as negative amounts within current liabilities. They are presented as a current asset under IFRS.

(c)	Reclassification – GST. The net GST receivable of SGD7,991 was presented within current liabilities in the management accounts and is presented within other receivables under IFRS.

(d)	Reclassification – bank loans. The management accounts presented all bank loans as long-term liabilities. Under IAS 1 the principal repayable within twelve months, SGD469,154, is presented as a current liability. This is the principal repaid in the year ended March 31, 2025 on the loans outstanding at April 1, 2024.

The adjustments had no effect on the Company’s cash flows.

Reconciliation of equity at March 31, 2025

The reconciliation is prepared on the same basis as the management accounts used at the date of transition, under which the property was carried at cost without depreciation.

March 31, 2025
SGD
Total equity under the previous basis	321,369
Accumulated depreciation on property (a)	(93,522)
Total equity under IFRS	227,847

Reconciliation of total comprehensive income for the year ended March 31, 2025

Year ended March 31, 2025
SGD
Profit for the year under the previous basis	566,748
Depreciation of property for the year (a)	(26,099)
Profit and total comprehensive income for the year under IFRS	540,649

The accumulated depreciation of SGD93,522 at March 31, 2025 comprises SGD67,423 at the date of transition and SGD26,099 for the year ended March 31, 2025. The reclassifications described in (b) to (d) above do not affect equity or profit. Depreciation of the property is not deductible for tax purposes, so the adjustment has no tax effect, and it has no effect on the statement of cash flows.